 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

QUANTUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

747906501

 (CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2020

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,130,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.40%
14.	TYPE OF REPORTING PERSON HC

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,444,761
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,444,761
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,444,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.13%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,444,761
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,444,761
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,444,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.13%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,444,761
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,444,761
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,444,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.13%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,685,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,685,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,685,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.26%
14.	TYPE OF REPORTING PERSON BD

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,740
	8	SHARED VOTING POWER 8,130,501 (1)
	9	SOLE DISPOSITIVE POWER 95,740
	10	SHARED DISPOSITIVE POWER 8,130,501 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,226,241 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.64%
14.	TYPE OF REPORTING PERSON IN

(1)	Reflects shares of Common Stock held directly by BRPLP and BRFBR.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS Daniel Shribman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,238
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 95,238
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS Robert L. Antin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,712
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,712
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS Robert D’Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,739
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,739
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14.	TYPE OF REPORTING PERSON IN

Preliminary Statement:

This Schedule 13D is filed by B. Riley Financial, Inc., a Delaware corporation (“BRF”), B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”), BRC Partners Management GP, LLC, a Delaware limited liability company (“BRPGP”), BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRPLP”), B. Riley FBR, Inc., a Delaware corporation (“BRFBR”), Bryant R. Riley, Daniel Shribman, Robert L. Antin, and Robert D’Agostino (collectively as the “Reporting Persons”) and amends, supplements and replaces in its entirety the Schedule 13G filed on December 28, 2018, as amended by Amendment No. 1 filed on January 28, 2019, and Amendment No. 2 filed on January 28, 2020 (as so amended, the “Schedule 13G”), relating to shares of Common Stock of Quantum Corporation, a Delaware corporation (the “Issuer” or “Company”). As part of a determination to buy shares of Common Stock of the Issuer, the Reporting Persons acquired 20% or more of the outstanding shares of Common Stock of the Issuer.. In accordance with Rule 240.13d-1(f), the Reporting Persons file this Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”), of Quantum Corporation, a Delaware corporation (the “Issuer or “Company”). The address of the principal executive offices of the Issuer is 224 Airport Parkway, Suite 550, San Jose, CA 95110.

ITEM 2.	IDENTITY AND BACKGROUND

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(3)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(4)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

(6)	Bryant R. Riley is an individual with a business office located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Mr. Riley is the Chairman and Co-Chief Executive Officer of BRF.

(7)	Daniel Shribman is an individual with a business office located at 299 Park Avenue, 7th Floor, New York, New York 10171. Mr. Shribman is the Chief Investment Officer of BRF.

(8)	Robert L. Antin is an individual with a business office located at 21255 Burbank Blvd., Suite 400, Woodland Hills, California 91367. Mr. Antin is a Director of BRF.

(9)	Robert D’Agostino is an individual with a business office located at 21255 Burbank Blvd., Suite 400, Woodland Hills, California 91367. Mr. D’Agostino is a Director of BRF.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

All of the shares of Common Stock were purchased on behalf of the Reporting Persons using the investment capital or personal funds of the respective Reporting Persons.

The aggregate purchase price of the 8,130,501 shares of Common Stock beneficially owned by BRF was approximately $21,250,748 (excluding commissions).

The aggregate purchase price of the 95,740 shares of Common Stock beneficially owned solely by Mr. Riley was approximately $217,115 (excluding commissions).

The aggregate purchase price of the 95,238 shares of Common Stock beneficially owned by Mr. Shribman was approximately $200,000 (excluding commissions).

The aggregate purchase price of the 87,712 shares of Common Stock beneficially owned by Mr. Antin was approximately $207,166 (excluding commissions).

The aggregate purchase price of the 40,739 shares of Common Stock beneficially owned by Mr. D’Agostino was approximately $81,228 (excluding commissions).

From time to time, the Reporting Persons may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Shares in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a)	and (b)

1.

As of the date hereof, BRPLP beneficially owns directly 2,444,761 shares of Common Stock, representing 6.13% of the Issuer’s Common Stock. As of the date hereof, BRFBR beneficially owns directly 5,685,740 shares of Common Stock, representing 14.26% of the Issuer’s Common Stock. These percentages are based on a total of 39,858,691 shares of Common Stock outstanding as of January 27, 2020, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on January 29, 2020.

2.	BRPGP is the general partner of BRPLP, BRCM is the parent company of BRPGP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Common Stock held by BRPLP.

3.	BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Common Stock held by BRFBR.

4.

Mr. Riley may beneficially own 8,226,241 shares of Common Stock representing 20.64% of the Issuer’s Common Stock, of which (i) 10,199 shares are held as sole custodian for the benefit of Abigail Riley, (ii) 10,199 shares are held as sole custodian for the benefit of Charlie Riley, (iii) 10,198 shares are held as sole custodian for the benefit of Eloise Riley, (iv) 10,200 shares are held as sole custodian for the benefit of Susan Riley, (v) 54,944 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, and (vi) 5,685,740 shares are held directly by BRFBR and 2,444,761 shares are held directly by BRPLP. Mr. Riley is the Chairman and Co-Chief Executive Officer of BRF, and as a result, may be deemed to indirectly beneficially own the Common Stock held by BRFBR and BRPLP. Mr. Riley disclaims beneficial ownership of the shares held by BRPLP and BRFBR, which are not directly owned or controlled by Mr. Riley.

5.	Mr. Shribman beneficially owns directly 95,238 shares of Common Stock representing 0.24% of the Issuer’s Common Stock.

6.	Mr. Antin beneficially owns directly 87,712 shares of Common Stock representing 0.22% of the Issuer’s Common Stock.

7.	Mr. D’Agostino beneficially owns directly 40,739 shares of Common Stock representing 0.10% of the Issuer’s Common Stock.

8.	The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c) Except for the transactions described in Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer that were not previously reported.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1*	Joint Filing Agreement by and among the Reporting Persons

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

By:	/s/ Daniel Shribman
Name:	Daniel Shribman

By:	/s/ Robert L. Antin
Name:	Robert L. Antin

By:	/s/ Robert D’Agostino
Name:	Robert D’Agostino

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Kenneth Young, President	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley Principal Investments, LLC.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States
Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Daniel Shribman, Chief Investment Officer	Director at Alta Equipment Group, Inc. Chief Investment Officer of B. Riley Financial, Inc., and President of B. Riley Principal Investments, LLC.	299 Park Avenue, 7th Floor New York, NY 10171	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
2/26/2020	Buy	58,700	$4.889	B. Riley FBR, Inc.
3/9/2020	Buy	50,000	$3.9513	BRC Partners Opportunity Fund, L.P.
3/9/2020	Buy	50,465	$3.9534	B. Riley FBR, Inc.
3/10/2020	Buy	150,000	$3.7698	BRC Partners Opportunity Fund, L.P.
3/10/2020	Buy	145,600	$3.7672	B. Riley FBR, Inc.
3/11/2020	Buy	353,846	$3.2906	BRC Partners Opportunity Fund, L.P.
3/11/2020	Buy	364,497	$3.2901	B. Riley FBR, Inc.
3/13/2020	Buy	339,656	$2.5523	B. Riley FBR, Inc.
3/16/2020	Buy	129,260	$2.515	B. Riley FBR, Inc.
3/17/2020	Buy	100,000	$2.3723	BRC Partners Opportunity Fund, L.P.
3/20/2020	Buy	95,238	$2.10	Daniel Shribman
3/23/2020	Buy	75,000	$1.95	BRC Partners Opportunity Fund, L.P.
3/24/2020	Buy	47,574	$2.565	BRC Partners Opportunity Fund, L.P.
3/25/2020	Buy	20,640	$2.85	BRC Partners Opportunity Fund, L.P.
3/27/2020	Buy	35,400	$2.7497	BRC Partners Opportunity Fund, L.P.
3/31/2020	Buy	18,500	$2.8475	BRC Partners Opportunity Fund, L.P.
4/6/2020	Buy	100,000	$2.7038	BRC Partners Opportunity Fund, L.P.